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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

Environmental Tectonics Corporation
(Name of Issuer)
Common Stock, $0.05 Par Value Per Share
(Title of Class of Securities)
294092 10 1
(CUSIP Number)
Joy Tartar
The Lenfest Group, LLC
300 Barr Harbor Drive
Suite 460
West Conshohocken, PA 19428
(610) 940-0910
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with copy to:

Justin W. Chairman
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103
(215) 963-5061
September 11, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 294092 10 1	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS H.F. Lenfest

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		6,332,900(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,332,900(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,332,900(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This amount includes (a) 2,370,449 shares of common stock, (b) 1,818,182 shares of common stock issuable upon conversion of the 10.0% Senior Subordinated Convertible Note purchased by H.F. Lenfest on February 18, 2003, (c) 606,060 shares of common stock issuable upon conversion of the Series B Convertible Preferred Stock purchased by H.F. Lenfest on April 6, 2006, (d) 449,101 shares of common stock issuable upon conversion of the Series B Cumulative Convertible Preferred Stock purchased by H.F. Lenfest on July 31, 2006, and (e) 1,089,108 shares of common stock issuable upon conversion of the Series C Cumulative Convertible Participating Preferred Stock purchased by H. F. Lenfest on August 23, 2007.
(2) This figure is based upon (a) 9,035,355 shares of common stock issued and outstanding as of June 30, 2008, plus (b) the shares of common stock issuable upon conversion of the derivative securities set forth in footnote (1) above.

2

CUSIP NO. 294092 10 1	SCHEDULE 13D	Page 3 of 7 Pages

Item 1.	Security and Issuer.
     H.F. Lenfest’s Amendment No. 7 to Schedule 13D relates to the withdrawal of a previously disclosed non-binding proposal by an affiliate of Mr. Lenfest to purchase all of the publicly traded shares of the common stock of Environmental Tectonics Corporation (the “Company”), $0.05 par value per share, not owned by such affiliate at the time the acquisition would have been consummated (the “Potential Transaction”). The Company’s principle executive office is located at County Line Industrial Park, Southampton, PA 18966.

Item 2.	Identity and Background.
     (a)-(c) Mr. Lenfest is filing this Amendment No. 7 to Schedule 13D as an individual (the “Reporting Person”). The Reporting Person is President and Chief Executive Officer of the Lenfest Group, LLC, located at 300 Barr Harbor Drive, Suite 460, West Conshohocken, PA 19428.
     (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding.
     (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
     N/A

CUSIP NO. 294092 10 1	SCHEDULE 13D	Page 4 of 7 Pages

Item 4.	Purpose of Transaction.
     All securities of the Reporting Person currently owned by the Reporting Person were acquired by the Reporting Person as an investment. After having withdrawn the proposal relating to the Potential Transaction, the Reporting Person is not committed to any plan or proposal of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, except as set forth below in paragraphs (i) through (iii), each of which was previously disclosed in the Reporting Person’s Schedule 13D.
     The Reporting Person is, however, a member of the Company’s Board of Directors. In addition, representatives of the Reporting Person have had, and from time to time may seek to continue to have, discussions with representatives of the Company to discuss general business issues relating to the Company as well as their opinions regarding shareholder value.
     The Reporting Person may, from time to time and at any time, acquire additional shares of common stock and/or other equity, debt or other securities (collectively, “Securities”) of the Company in the open market or otherwise and reserves the right to dispose of any or all of its Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.
     (a) Under the terms of the Convertible Note and Warrant Purchase Agreement by and between the Company and the Reporting Person dated as of February 18, 2003 (the “Convertible Note and Warrant Purchase Agreement”), as long as the Reporting Person or any of his affiliates beneficially own five percent (5%) of the outstanding shares of common stock, calculated on a fully-diluted basis, the Company agrees to nominate for election to its Board of Directors the Reporting Person or a designee of the Reporting Person to serve in such capacity, and the Company agrees to use its best efforts to procure the election and reelection to the Board of Directors of the Reporting Person or his designee.
     (b) Upon each conversion of the Note (as defined in the Convertible Note and Warrant Purchase Agreement) or upon the grant by the Company of any of the 568,386 available but unissued stock options under the issuer’s stock option plan, the Company agrees to issue additional warrants entitling the Reporting Person to purchase shares of common stock equal to ten percent (10%) of the shares of common stock either issued upon such conversion of the Note or issuable upon the exercise of such stock options. The exercise price and other terms and conditions of these additional warrants shall be the same as may then apply to the original warrant.

CUSIP NO. 294092 10 1	SCHEDULE 13D	Page 5 of 7 Pages
     (c) The Note bears interest on the outstanding principal amount at an annual rate equal to ten percent (10%) (which interest rate was reduced to 8% on a temporary basis for the period December 1, 2004 through November 30, 2007). The Note permits the Company to defer its quarterly payments of interest, which, upon deferral, will be added to the principal and accrue interest thereon (starting with the interest payment due on December 1, 2006, Mr. Lenfest agreed to defer payment of interest until February 18, 2009 or until such time as the Company receives a written demand notice from Mr. Lenfest; Mr. Lenfest also agreed to waive paying interest on deferred interest payments). At any time, or from time to time, the Reporting Person may convert all or a portion of the then outstanding principal balance of, and accrued and unpaid interest on, the Note into shares of common stock at a conversion price of $6.05 per share.

Item 5.	Interest in Securities of the Issuer.
     (a) The Reporting Person beneficially owns 6,332,900 shares of common stock, which constitutes 48.7% of the aggregate of the common stock outstanding (9,035,355 shares of common stock issued and outstanding as of June 30, 2008) and the shares of common stock issuable upon conversion of (i) the 10.0% Senior Subordinated Convertible Note purchased by the Reporting Person on February 18, 2003 (1,818,182 shares of common stock), (ii) the Series B Convertible Preferred Stock purchased by the Reporting Person on April 6, 2006 (606,060 shares of common stock), (iii) the Series B Convertible Participating Preferred Stock purchased by the Reporting Person on July 31, 2006 (449,101 shares of common stock), and (iv) the Series C Cumulative Convertible Preferred Stock purchased by the Reporting Person on August 23, 2007 (1,089,108 shares of common stock).
     (b) The Reporting Person has the sole voting power and power to dispose of 6,332,900 shares of common stock.
     (c) In the past 60 days or since the most recent filing on Schedule 13D by the Reporting Person, the Reporting Person effected the following transactions:
     Not applicable.
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Except as set forth in (i) the Reporting Person’s Schedule 13D dated February 18, 2003, (ii) the Reporting Person’s Amendment No. 1 to Schedule 13D filed on February 22, 2005, (iii) the Reporting Person’s Amendment No. 2 to Schedule 13D filed on April 25, 2006, (iv) the Reporting Person’s Amendment No. 3 to Schedule 13 D filed on August 17, 2006, (v) the Reporting Person’s Amendment No. 4 to Schedule 13D filed on July 13, 2007, (vi) the Reporting Person’s Amendment No. 5 to Schedule 13D filed on September 19, 2007, (vii) the Reporting Person’s Amendment No. 6 to Schedule 13D filed on February 21, 2008, and (viii) the exhibits attached thereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person, any other person or the Company with respect to any

CUSIP NO. 294092 10 1	SCHEDULE 13D	Page 6 of 7 Pages
securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.
     None.

CUSIP NO. 294092 10 1	SCHEDULE 13D	Page 7 of 7 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ H.F. Lenfest
H.F. Lenfest
Reporting Person

Date: September 12, 2008